

11018511

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43682

RECEIVED
FEB 2 8 2011
WASH. D.C.
271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2010____ AND ENDING____12/31/2010____

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK CAPITAL, LLC AND SUBSIDIARIES

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR

                                         (No. and Street)

NEW YORK   NY   10022

     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW KOWALCYZK   212-333-8634

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY LLP

                        (Name – *if individual, state last, first, middle name*)

TWO PARK AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW KOWALCYZK _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AK CAPITAL, LLC AND SUBSIDIARIES _____ , as

of DECEMBER 31ST _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____ Signature

MANANGING MEMBER

_____ Title

_____ Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

AK CAPITAL, LLC AND SUBSIDIARIES
DECEMBER 31, 2010

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE

NEW YORK, NEW YORK 10016

TEL: 212-686-7160

FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
AK Capital, LLC and Subsidiaries
445 Park Avenue, 9th Floor
New York, NY 10022

We have audited the accompanying consolidated statement of financial condition of AK Capital, LLC and Subsidiaries as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of AK Capital, LLC and Subsidiaries as at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson + Company, LLP

New York, New York
February 23, 2011

AK CAPITAL, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 193,336
Securities owned, at fair value - Notes B and D	19,350,088
Interest receivable from clearing broker - Note D	136,085
Deposit with clearing broker - Note H	112,925
Property and equipment, net - Note C	58,058
Other assets	39,654
TOTAL ASSETS	**$ 19,890,146**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to clearing broker - Note D	$ 14,267,296
Accrued expenses and other liabilities	387,946
Total Liabilities	14,655,242
Commitments and Contingencies - Notes I and J	
Member's equity	5,234,904
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 19,890,146**

The accompanying notes are an integral part of the consolidated financial
statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly-owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. as a broker-dealer and is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades for its own account primarily in interests in pools of U.S. Government backed agency certificates.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of AKC and its wholly-owned subsidiaries, Dayton, Hancock Waltman Securities, Inc. and AKC Structured Finance, LLC, both of which are inactive. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transaction that have not reached their contractual settlement date are recorded net and included in due to clearing broker on the accompanying consolidated statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 ("FASB ASC 820"), Fair Value Measurements and Disclosures.

Financial Instruments

The Company's financial instruments, which consist of securities, receivable from clearing broker, interest receivable from clearing broker, due to clearing broker and accrued expenses and other liabilities, are reported in the consolidated statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Note A - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.

Concentrations of Credit Risk

Uninsured Cash Balances

The Company maintains cash balances at financial institutions which are insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. At times, the Company's cash balances may exceed the FDIC insured limit. Effective December 31, 2010, the FDIC amended its deposit insurance regulations to provide for unlimited deposit insurance of non-interest bearing transaction deposit accounts through December 31, 2012. There were no cash balances in excess of insured amounts as at December 31, 2010.

The Company also maintains a cash balance of approximately $144,000 at a clearing broker which is fully insured by the Chicago Mercantile Exchange.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the consolidated financial statement for matters requiring recognition or disclosure in the consolidated financial statement. The accompanying consolidated financial statement considers events through February 23, 2011, the date on which the consolidated financial statement was available to be issued.

Note B - Fair Value Measurements

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a framework for measuring fair value. The framework provides a hierarchy that prioritizes the valuation techniques used to measure fair value. The hierarchy consists of three broad levels:

Level 1 - Quoted prices in active markets for identical assets. This level has the highest priority.

Level 2 - Quoted prices for similar assets in active markets, quoted prices for identical or similar assets not traded in active markets and other observable inputs.

Note B - Fair Value Measurements (Continued)

Level 3 - Prices or valuations that are unobservable. This level has the lowest priority. The investment in this category as reflected in the table below has been valued at cost which equates fair value as determined by management.

The following table presents the Company's fair value hierarchy for those assets measured at fair value as at December 31, 2010:

	Total	Level 1	Level 3
Securities owned:			
Asset-backed securities:			
Obligations of U.S. government agencies	$ 15,315,102	$ 15,315,102	$ -
Collateralized mortgage obligations	719,496	627,474	92,022
Equities and options	2,681,232	2,681,232	-
U.S. government bonds	493,896	493,896	-
Corporate bonds	75,503	75,503	-
Obligations of states and municipalities	53,762	53,762	-
Certificates of deposit	11,097	11,097	-
Total	$ 19,350,088	$ 19,258,066	$ 92,022

The changes in the security for which the Company has used Level 3 inputs to determine fair value for the year ended December 31, 2010 are as follows:

Balance, January 1, 2010	$ -
Purchases, net	92,022
Realized and unrealized gains (losses), net	-
Balance, December 31, 2010	$ 92,022

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2010:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and office equipment	$ 69,680	$ 47,709	$ 21,971
Furnishings	136,851	100,764	36,087
Total	$ 206,531	$ 148,473	$ 58,058

Note D - Due to Clearing Broker

The Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. At December 31, 2010, such borrowings amounted to $14,267,296 and were fully collateralized by securities carried at a fair value of $19,350,088 plus accrued interest due from the clearing broker of $136,085.

Note E - Related Party Transactions

In June 2009, the Parent entered into an amended operating agreement whereby it accepted non-equity Class C members (Sirona Advisors or "Sirona"). During the year ended December 31, 2010, the Company had various transactions with Sirona including rent expense and various other operating expenses in connection with the Parent's operating agreement.

Note F - Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 4% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65.

Note G - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note H – Financial Instruments

Derivatives used for economic hedging purposes include purchased options. Fair values of option contracts are recorded in securities owned in the consolidated statement of financial condition.

Note I - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and in connection therewith, the Company must maintain a deposit with the clearing broker which amounted to $112,925 at December 31, 2010.

Note I - Off Balance Sheet Risk (Continued)

The Company enters into various off-balance sheet transactions involving asset-backed securities and derivatives. These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risks. Derivative transactions are entered into to economically hedge other positions or transactions.

The credit risk for asset-backed securities and derivatives is limited to the unrealized fair valuation gains or losses recorded in securities owned, at fair value in the consolidated statement of financial condition.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large United States financial institutions and through reporting and control procedures.

Note J - Commitment

The Company is obligated under operating leases with an affiliate for office space in Miami Beach, Florida and Deerfield Beach, Florida through March 31, 2011 and February 29, 2012, respectively, at annual rentals of $42,000 and $26,400, respectively.

The Company is also obligated under an operating lease for its office space in New York City through September 30, 2012 at an annual rental of $97,200.

During June 2009, the Company entered into a sublease agreement with Sirona (see Note E) for office space in New York City. The sublease renews automatically for a 90 day period unless terminated by either party upon at least 45 days advance notice. The sublease agreement was terminated in February 2010.

Future annual minimum lease payments under these leases are as follows:

Years Ending December 31,	Amount
2011	135,000
2012	78,000
Total	$ 213,000

Note J - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $3,718,753 which is $3,618,753 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital is 0.10 to 1.